Canagold Submits Environmental Application for the New Polaris Project

Vancouver, B.C. - April 1, 2026 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) ("Canagold" or the "Company") is pleased to announce that it has taken a significant step forward in advancing its New Polaris gold-antimony project by filing an Environmental Assessment (EA) application with the BC Environmental Assessment Office.

"The submission of our EA application is a pivotal moment for the New Polaris project." stated Canagold's Chief Executive Officer, Catalin Kilofliski "This milestone reflects not only the advancement of the New Polaris project, but also the strength of the relationships we have built along the way. Our approach has always been grounded in meaningful engagement, transparency, and respect for Indigenous Nations and local communities. We remain committed to continuing this collaborative process as we move through the Environmental Assessment and beyond."

The submission of the EA application represents the culmination of extensive technical studies, environmental baseline work, and ongoing engagement efforts. This step advances the project into the formal provincial review process and brings it closer to a construction decision.

Canagold recognizes that the EA process is a critical component in the responsible development of the project. The Company has worked diligently to ensure that the application reflects a comprehensive understanding of environmental, social, and economic considerations. This includes detailed assessments of potential project impacts, as well as the incorporation of mitigation measures designed to minimize environmental footprint and support long-term sustainability.

Throughout the development of the EA application, Canagold has prioritized substantive and transparent engagement with Indigenous Nations, local communities, regulators, and other key stakeholders. The Company remains committed to continuing this collaborative approach as the project progresses through the EA review process. Feedback received to date has played an important role in shaping project design and environmental management strategies, and ongoing dialogue will remain central to the Company's approach.

The New Polaris project is expected to deliver tangible economic benefits to all stakeholders, including employment opportunities, regional investment, and contributions to government revenues, while adhering to high environmental and social standards. In addition, the inclusion of antimony-a critical mineral-enhances the strategic importance of the project within the broader context of secure and responsible supply chains.

Canagold remains committed to advancing the New Polaris project in a manner that is environmentally responsible, socially respectful, and economically beneficial. The Company looks forward to working closely with Indigenous Nations, local communities and  stakeholders throughout the EA process and will provide updates as key milestones are achieved.

As previously disclosed, the Feasibility Study demonstrates very solid project economics as detailed below.

Table 1: Financial Highlights: After-Tax NPV (5%), IRR and Cash Flow at US3,300 Gold Price*

After-Tax NPV (5%) (C$M)	$793
After-Tax IRR (%)	47.3
After-Tax Payback (years)	1.7
After-Tax NPV/Initial Capex	3.2
After-Tax Free Cash Flow ($M)	$1,145

*For full disclosure please refer to Company's news release dated July 21, 2025

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Garry Biles, P.Eng, President & COO is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting activities on its projects.

About Canagold

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, the Company is poised to unlock substantial value for its shareholders.

"Catalin Kilofliski"

_____________________

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

catalin@canagoldresources.com

604-685-9700

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" ("collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC,; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, , throughput, ore processing; statements regarding anticipated future plans, development, construction, permitting and other activities or achievements of Canagold; and including, without limitation: planned gold production; the results and estimates in the FS, including the project life, average annual gold production, total gold production, processing rate, capital cost, net present value, after-tax net cash flow and payback; and the potential to develop the New Polaris Project as an underground gold mine. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond Canagold's control, including risks associated with or related to: the volatility of metal prices and Canagold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in Canagold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the availability of financing; financing and debt activities, including potential restrictions imposed on Canagold's operations in Canada; community support for Canagold's operations

Canagold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to Canagold's ability to carry on current and future operations, the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the availability and cost of inputs; the price and market for gold and antimony; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits from government and First Nations; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Canagold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. Canagold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.